Exhibit 5(a)

1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Associate General Counsel	T 214.812.6038 C 214.587.6500 F 214.812.4072 awright@energyfutureholdings.com

June 8, 2011

Energy Future Holdings Corp.

1601 Bryan Street

Dallas, Texas 75201

Ladies and Gentlemen:

I am the Vice President and Associate General Counsel of EFH Corporate Services Company, a wholly-owned subsidiary of Energy Future Holdings Corp., a Texas corporation (the “Company”). As such, I have acted as counsel to Energy Future Intermediate Holding Company LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company (“EFIH”), and EFIH Finance Inc., a Delaware corporation and a direct wholly-owned subsidiary of EFIH (“EFIH Finance” and together with EFIH, the “Issuer”) in connection with the Registration Statement on Form S-3 (the “Registration Statement”) filed by the Issuer with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to $141,083,000 aggregate principal amount of the Issuer’s 9.75% Senior Secured Notes due 2019 (the “9.75% Notes”) and $2,180,000,000 aggregate principal amount of the Issuer’s 10.000% Senior Secured Notes due 2020 (the “10.000% Notes” and together with the 9.75% Notes, the “Notes”). The 9.75% Notes were issued under an indenture dated as of November 16, 2009 and the 10.000% Notes were issued under an indenture dated as of August 17, 2010 (collectively, the “Indentures”) among the Issuer and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”).

In so acting, I have examined the Registration Statement and the Indentures, which have previously been filed with the Commission. I also have examined the originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as I have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, I have relied upon certificates or comparable documents of public officials and of officers and representatives of the Issuer.

In rendering the opinions set forth below, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. I also have assumed that the Indentures are the valid and legally binding obligations of the Trustee.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, I am of the opinion that the Notes constitute valid and legally binding obligations of the Issuer enforceable against the Issuer in accordance with their terms.

My opinions set forth above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

I do not express any opinion herein concerning any law other than the law of the State of New York, the federal law of the United States and the applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws.

I hereby consent to the filing of this opinion letter as Exhibit 5(a) to the Registration Statement and to the use of my name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours,

/s/ Andrew M. Wright Andrew M. Wright
Vice President & Associate General Counsel
EFH Corporate Services Company